Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date: January 27, 2017

 PRESENTATION of the PROJEcT of merger between Zodiac Aerospace and safran  Extraordinary meeting of the workers’ committee of Zodiac Aerospace SA January 26, 2017Informational meeting  1

 2     Réunion d’information du Comité de Groupe du 26 janvier 2017   Safran and Zodiac Aerospace: Creating a global leader in aerospace  1. Combining 2 MARKET LEADERS, to cover key aircraft equipment  2. Reinforcing our CORE aerospace business       Project of merger between Zodiac Aerospace and Safran

 The #3 worldwide leader in aerospace1 and the #2 in aircraft equipmentCombining unique market leading positions, expertise, technologies and talents in aerospaceA comprehensive range of world-class products and services and a combined position across the whole aircraft value chainA new leader with:Around 92,000 employees present in over 60 countries€21.2bn2 adjusted total revenues of which €10bn2 adjusted total revenues in aircraft equipment€2.7bn2 adjusted recurring operational income  3  1. Combining 2 MARKET LEADERS to cover key aircraft equipment  1Excluding airframers2Pro forma based on Safran LTM figures at June 2016 excluding Safran Identity & Security and Zodiac Aerospace LTM figures at August 2016     Réunion d’information du Comité de Groupe du 26 janvier 2017       Project of merger between Zodiac Aerospace and Safran

 Réunion d’information du Comité de Groupe du 26 janvier 2017      Project of merger between Zodiac Aerospace and Safran      Avionics Sensors  Cockpit Panels & Displays  Exit Slide  Auxiliary Power Unit (bizjets)                            Braking & landing control systems  Wheels and carbon brakes  Cockpit Seats  Electrical Systems  Lavatory  Fuel System  Nacelles and components(thrust reversers,…)  Engine Control Systems (FADEC)  Seats    Exterior lighting    Cockpit control systems  Flight actuators  Landing gears  Aircraft condition monitoring systems  Engines      Oxygen Systems    Cabin Interior    Wing Ice Protection      4

 Strengthened portfolio across OEMs, programs and airlinesPresence across all key aircraft programs, fuelling organic growthHigh technology content, tier 1 player with resilient post delivery and aftermarket businessesEnhanced commercial relationships with aircraft manufacturers and airlinesAnd access to a dollar-denominated cost-base and marketStrengthened footprint in the U.S., improving Group’s proximity to American aircraft manufacturers and airlines  2. Reinforcing our CORE aerospace business and enlarging our footprint       Réunion d’information du Comité de Groupe du 26 janvier 2017    Project of merger between Zodiac Aerospace and Safran

    Aircraft Interiors (61% of sales)  Aerosystems (39% of sales)  Aerosafety(12% of sales)  On-board and in-flight safety systems and equipment (e.g. , emergency arresting systems, interconnect systems, parachutes)  Electrical power systems and generators, fuel control, data systems, electronics and controls, oxygen systems, water and waste systems  State-of-the-art passenger (all classes) and crew seats  Integrated cabin interiors equipment (e.g. overhead bins, lavatories, galleys, dado panels, ceilings, sidewalls, cockpit doors, IFE(1), seat actuation systems)  Aircraft Systems(27% of sales)  Seats (27% of sales)  Cabin(34% of sales)  #1 for evacuation slides#1 for interconnect#1 for arresting systems#1 for parachutes  #1 for primary power management and distribution systems#1 / #2 for oxygen systems#1 water & waste systems  #1 or #2 in passenger seats  #1 or #2 in galleys and equipment#1 in cabin interior systems  Zodiac Aerospace: A tier-1 supplier in equipment and systems for commercial, regional and business aircrafts and helicopters

 Presentation of the Safran group   Réunion d’information du Comité de Groupe du 26 janvier 2017               3 OPERATING SEGMENTS :Aerospace and aircraft, Defense, Security  More than 70,000 EMPLOYEES in more than 60 COUNTRIES  17,4 BILLIONS OF EUROS in revenues  2,4 BILLIONS OF EUROS of adjusted operating income (EBIT)*  2,1 BILLIONS OF EUROS of R&D expenses in total*, representing c.12 % of revenues  More than 900 PRIORITY PATENTS registered in 2015  AN INTERNATIONAL GROUP WITH HIGH TECHNOLOGY CAPABILITIES*     * As of December 31, 2015** As of December 31, 2016  54%  28%  11%  7 %  Aerospace propulsion   Aircraft equipment  Security  Defense  REVENUES BY SEGMENT**  SHAREHOLDING STRUCTURE**  73,7%  11,9%  14%  0,4 %  Auto-control  Employees  French State  Public   Project of merger between Zodiac Aerospace and Safran

    Réunion d’information du Comité de Groupe du 26 janvier 2017    Project of merger between Zodiac Aerospace and Safran  A strong complementarity, in both operational and commercial activitiesProducts and commercial offers complementary to those of SafranA proven experience of Zodiac in emerging marketsA reinforced position to develop technologies in order to shape the future of aerospace Shared ambitions in the more electrical aircraft A world-class supplier in the field of aircraft equipment and onboard systems, with a large installed baseState-of-the-art solutions to improve comfort and wellbeing on board aircraftHigh technology systems, allowing to improve aircraft performance and flight safetyOver 21,800 aircrafts equipped with Zodiac Aerospace products, over 1m seats in service around the world, and more than 1 out of 2 commercial aircraft built each year with one of Zodiac Aerospace’s galley  Safran & Zodiac Aerospace : A unique opportunity

 Réunion d’information du Comité de Groupe du 26 janvier 2017       Project of merger between Zodiac Aerospace and Safran  Confirmed strategic priorities for Safran  A Propulsion business focused on the LEAP engine transitionAlready the best-selling engine under development in historyLEAP programme progresses as planned (focus on LEAP 1-A and LEAP 1-B)A transaction in line with Safran’s decision to REFOCUS its activities on its core AEROSPACE and DEFENSE businessesCreation of significant value through integration and synergies Safran’s resources dedicated to Zodiac Aerospace integration identifiedA further step towards the MORE ELECTRICAL AIRCRAFTSupported by scaled up state-of-the-art R&T capabilities thanks to a strengthened portfolio of technologies in electrical systems

 Execution of the contemplated merger: a 2-step operation  1. A TENDER OFFER on Zodiac Aerospace shares at a price of €29.47 per share in cashA premium of 24.6% over Zodiac Aerospace’s closing price as of 18/01/17A premium of 36.1% over Zodiac Aerospace’s 3-month VWAP Commitments not to tender their shares undertaken by family shareholders of Zodiac Aerospace as well as the 2 institutional shareholders FSP (Fonds Stratégique de Participations) and FFP, holding together c.32% of the share capital of Zodiac AerospaceAcceptance threshold of 50% of the share capital of Zodiac Aerospace 2. A MERGER with Zodiac AerospaceSubject to the success of the tender offer and the approval of the merger by both Safran’s and Zodiac Aerospace’s shareholdersA special dividend of €5.50 per share for the shareholders of SafranOn the basis of 0.485 Safran share (ex-special dividend) per Zodiac Aerospace share  Réunion d’information du Comité de Groupe du 26 janvier 2017    Project of merger between Zodiac Aerospace and Safran

 A long-term SHAREHOLDER BASEZodiac Aerospace’s founding families, FFP and FSP to contribute their shares to the mergerShareholders agreement between founding families, FFP, FSP and the French State with a 2-year lock-up provisionAll together, will hold around 22% of the new entity1  French Sate 12.6 % Public 65.5% Ex Zodiac Aerospace reference shareholders 9.8% Employees 10.7 %BOARD OF DIRECTORS of SafranRoss McInnes, Chairman of the Board20 members including representatives of the key shareholders of Zodiac AerospaceEXECUTIVE COMMITTEE of SafranPhilippe Petitcolin, CEOOlivier Zarrouati, Deputy CEOBernard Delpit, CFO  Anticipated governance and shareholder structure  1Assuming 100% of targeted shares are tendered      Project of merger between Zodiac Aerospace and Safran

 IMPORTANT ADDITIONAL INFORMATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The tender offer and the merger are subject to consultation of the work’s council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law. It is intended that Safran and Zodiac Aerospace will file with the French Market Authority (“AMF”) a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac Aerospace into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac Aerospace, the contemplated transactions and related mattersADDITIONAL U.S. INFORMATION Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The transaction will be submitted to the shareholders of Zodiac Aerospace for their consideration. If registration with the U.S. Securities and Exchange Commission (the “SEC”) is required in connection with the transaction, Safran will prepare a prospectus for Zodiac Aerospace’s shareholders to be filed with the SEC, will mail the prospectus to Zodiac Aerospace’s shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information. If registration with the SEC is required in connection with the transaction, shareholders of Zodiac Aerospace will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC’s web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran. FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements relating to Safran, Zodiac Aerospace and their combined businesses, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac Aerospace and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran’s or Zodiac Aerospace’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran’s or Zodiac Aerospace’s ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran’s or Zodiac Aerospace’s (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac Aerospace do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.      Project of merger between Zodiac Aerospace and Safran